Invictus MD Strategies Corp.
Consolidated Financial Statements
Years Ended January 31, 2017 and 2016
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Invictus MD Strategies Corp.

We have audited the accompanying consolidated financial statements of Invictus MD Strategies Corp. which comprise the consolidated statements of financial position as at January 31, 2017 and 2016, the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Invictus MD Strategies Corp. as at January 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
Without modifying our opinion, we draw attention to Note 22 in the consolidated financial statements as at January 31, 2016 and for the year then ended which indicates that these consolidated financial statements have been restated from those on which we originally reported on May 30, 2016 and more extensively describes the reasons for the restatement.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
May 31, 2017

Invictus MD Strategies Corp.
Consolidated statements of financial position
(Expressed in Canadian dollars)

	January 31,	January 31,
	2017	2016
	$	$
		(Restated -
		Note 22)
Assets
Current assets
Cash	463,357	237,653
Short-term investment (Note 4)	3,000,000	–
Accounts receivable (Note 5)	633,213	1,453,650
Prepaid expenses and other	90,414	56,530
Inventory (Note 6)	552,725	570,350
Loans receivable (Note 7)	955,150	–
Assets held for sale (Note 3)	–	4,871,419
Total current assets	5,694,859	7,189,602
Non-current assets
Investments (Note 3)	12,466,000	–
Property and equipment (Note 8)	353,707	62,499
Intangible assets (Note 9)	1,160,385	861,150
Other assets (Note 10)	373,521	–
Total non-current assets	14,353,613	923,649
Total assets	20,048,472	8,113,251
Liabilities and shareholders' equity
Current liabilities
Bank indebtedness (Note 11)	91,144	456,501
Accounts payable and accrued liabilities (Note 12)	332,427	1,151,411
Note payable (Note 13)	2,000,000	–
Total current liabilities	2,423,571	1,607,912
Non-current liabilities
Convertible loan (Note 14)	–	207,200
Deposit	–	50,000
Liabilities associated with assets held for sale (Note 3 and 21)	–	529,000
Total non-current liabilities	–	786,200
Total liabilities	2,423,571	2,394,112
Shareholders' equity
Share capital	17,343,846	3,875,263
Subscriptions receivable	(105,000)	–
Contributed surplus	6,137,595	384,539
Equity portion of convertible loan (Note 14)	–	68,361
Deficit	(7,401,110)	(812,202)
Equity attributable to owners of the Company	15,975,331	3,515,961
Non-controlling interest (Note 3)	1,649,570	2,203,178
Total shareholders' equity	17,624,901	5,719,139
Total liabilities and shareholders' equity	20,048,472	8,113,251

Commitments (Note 17)
Subsequent events (Note 23)

Approved and authorized for issuance on behalf of the Board on May 31, 2017:

“Dan Kriznic”	“Aaron Bowden”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Invictus MD Strategies Corp.
Consolidated statements of operations and comprehensive loss
(Expressed in Canadian dollars)

	Year ended	Year ended
	January 31,	January 31,
	2017	2016
	$	$
		(Restated -
		Note 22)

Revenues	2,549,061	3,706,125
Cost of sales	1,559,767	2,500,737
Gross margin	989,294	1,205,388

Operating expenses
Selling and marketing
Investor relations	21,646	225,679
Sales and marketing	502,503	299,687
Travel and meals	73,757	82,474
Total selling and marketing	597,906	607,840
General and administrative
Depreciation	5,839	9,670
Filing and transfer agent fees	39,148	34,628
Management fees and wages (Note 15)	2,257,618	686,642
Office and general	517,980	295,723
Professional fees (Note 15)	409,588	332,953
Rent	75,429	99,539
Stock-based compensation (Note 16)	2,428,780	116,612
Total general and administrative	5,734,382	1,575,767
Net loss from operations	(5,342,994)	(978,219)
Other income (expense)
Bargain purchase gain (Note 3)	–	512,234
Foreign exchange and other loss	(8,583)	(31,080)
Gain on disposal of investments in associates	–	229,195
Gain on fair value remeasurement of equity	–	697,500
Gain on sale of inventory	9,103	–
Interest expense and accretion	(81,303)	(18,061)
Share of loss of equity-accounted investees	–	(114,610)
Loss on sale of subsidiary	–	(153,892)
Loss on sale of SunBlaster (Note 3)	(741,239)	–
Other loss	(45,155)	–
Write-off of deposit	–	(150,000)
Total other income (expense)	(867,177)	971,286
Net loss before income taxes	(6,210,171)	(6,933)
Deferred income tax recovery (Note 21)	529,000	–
Current income tax expense (Note 21)	(44,792)	–
Net loss and comprehensive loss for the year	(5,725,963)	(6,933)

Income (loss) attributable to:
Owners of the Company	(5,639,272)	(102,111)
Non-controlling interest	(86,691)	95,178
	(5,725,963)	(6,933)
Loss per share attributable to owners of the Company:
Basic	(0.54)	(0.03)
Diluted	(0.54)	(0.03)
Weighted average number of common shares outstanding	10,509,293	3,934,664

The accompanying notes are an integral part of these consolidated financial statements.

Invictus MD Strategies Corp.
Consolidated statements of changes in equity
(Expressed in Canadian dollars)

					Equity
					Portion of	Non-
			Contributed	Subscriptions	Convertible	Controlling
	Number of	Share Capital	Surplus	Received	Debt	Interest	Deficit	Total
	Shares	$	$	$	$	$	$	$

Balance, January 31, 2015	3,307,916	720,805	257,500	7,000	–	–	(710,091)	275,214

Shares issued for Focus Distribution acquisition	25,437	38,155	30,321	–	–	–	–	68,476
Shares issued for Prestige Worldwide Holdings acquisitions	171,000	256,500	–	–	–	–	–	256,500
Shares issued for Cannabis Health acquisition	100,000	79,200	48,045	–	–	–	–	127,245
Shares issued for Future Harvest acquisition	275,000	412,500	–	–	–	–	–	412,500
Shares issued for Poda Technologies acquisition	346,667	400,000	–	–	–	–	–	400,000
Non-controlling interest	–	–	–	–	–	2,108,000	–	2,108,000
Shares issued for consultation services	5,000	7,500	–	–	–	–	–	7,500
Shares issued for advisory services related to Future Harvest Development acquisition	4,085	6,128	–	–	–	–	–	6,128
Stock-based compensation	–	–	116,612	–	–	–	–	116,612
Shares issued for loan	33,333	60,000	–	–	–	–	–	60,000
Shares issued for debt	11,440	10,296	–	–	–	–	–	10,296
Exercise of warrants	475,000	440,837	(155,817)	–	–	–	–	285,020
Private placements	1,055,400	1,585,877	–	(7,000)	–	–	–	1,578,877
Issuance of convertible debt	–	–	–	–	68,361	–	–	68,361
Cancellation of escrowed shares	(1,775,579)	–	–	–	–	–	–	–
Cancellation of shares	(1,270)	–	–	–	–	–	–	–
Share issuance costs	–	(142,535)	87,878	–	–	–	–	(54,657)
Net loss for the year	–	–	–	–	–	95,178	(102,111)	(6,933)

Balance, January 31, 2016 (Restated - Note 22)	4,033,429	3,875,263	384,539	–	68,361	2,203,178	(812,202)	5,719,139

The accompanying notes are an integral part of these consolidated financial statements.

Invictus MD Strategies Corp.
Consolidated statements of changes in equity
(Expressed in Canadian dollars)

					Equity
					Portion of	Non-
			Contributed	Subscriptions	Convertible	Controlling
	Number of	Share Capital	Surplus	Receivable	Debt	Interest	Deficit	Total
	Shares	$	$	$	$	$	$	$

Balance, January 31, 2016 (Restated - Note 22)	4,033,429	3,875,263	384,539	–	68,361	2,203,178	(812,202)	5,719,139
Shares issued for PlanC acquisition	50,000	75,000	–	–	–	–	–	75,000
Shares issued for Zenalytic acquisition	39,130	48,521	–	–	–	–	–	48,521
Shares issued for Prestige Worldwide Holdings acquisitions	261,000	88,740	–	–	–	–	–	88,740
Shares issued for AB Labs acquisition	2,400,000	3,456,000	–	–	–	–	–	3,456,000
Non-controlling interest	–	–	(133,083)	–	–	(466,917)	–	(600,000)
Dividends paid	–	–	–	–	–		(949,636)	(949,636)
Exercise of warrants	2,645,800	1,459,076	(136,176)	–	–	–	–	1,322,900
Exercise of options	75,000	37,938	(11,688)	–	–	–	–	26,250
Private placements	16,634,464	9,683,111	3,097,649	(105,000)	–	–	–	12,675,760
Shares issued per escrow agreement	1,700,808	–	–	–	–	–	–	–
Share consolidation rounding	(31)	–	–	–	–	–	–	–
Share consolidation transaction fee	–	(4,375)	–	–	–	–	–	(4,375)
Stock-based compensation	–	–	2,340,040	–	–	–	–	2,340,040
Share issuance costs	–	(1,375,428)	527,953	–	–	–	–	(847,475)
Reclassification	–	–	68,361	–	(68,361)	–	–	–
Net loss for the year	–	–	–	–	–	(86,691)	(5,639,272)	(5,725,963)

Balance, January 31, 2017	27,839,600	17,343,846	6,137,595	(105,000)	–	1,649,570	(7,401,110)	17,624,901

The accompanying notes are an integral part of these consolidated financial statements.

Invictus MD Strategies Corp.
Consolidated statements of cash flows
(Expressed in Canadian dollars)

	Year ended	Year ended
	January 31,	January 31,
	2017	2016
	$	$
		(Restated -
		Note 22)
OPERATING ACTIVITIES
Net loss for the year	(5,725,963)	(6,933)
Items not affecting cash:
Accretion of convertible debt	–	18,061
Bargain purchase gain	–	(512,234)
Gain on fair value remeasurement of equity	–	(697,500)
Depreciation	74,866	9,670
Gain on settlement of debt	–	(4,004)
Interest expense	92,800	17,500
Loss on sale of investments and subsidiaries	–	(75,303)
Loss on sale of SunBlaster	741,239
Other income	–	(25,000)
Share of loss of equity-accounted investees	–	114,610
Stock-based compensation	2,428,780	116,612
Changes in non-cash working capital items:
Accounts receivable	820,437	(378,124)
Prepaid expenses and other	(33,884)	7,024
Inventory	17,625	44,399
Deferred revenue	–	(30,000)
Accounts payable and accrued liabilities	(918,981)	315,292
Net cash used in operating activities	(2,503,081)	(1,085,930)
INVESTING ACTIVITIES
Investments	(7,010,000)	–
Short-term investment	(3,000,000)	–
Loans receivable	(955,150)	–
Other assets	(250,000)	–
Proceeds on sale of SunBlaster, net	3,663,792	–
Proceeds on disposal of subsidiary	–	25,000
Acquisition of subsidiaries	–	(1,618,112)
Acquisition of additional equity in Future Harvest	(600,000)	–
Cash acquired on acquisition of subsidiaries	–	267,598
Cash disposed of on disposal of subsidiary	–	(279)
Purchase of property and equipment	(366,075)	(6,592)
Intangible assets	(311,847)	(67,277)
Net cash used in investing activities	(8,829,280)	(1,399,662)
FINANCING ACTIVITIES
Dividends	(949,636)	–
Deposit received on assets held for sale	–	50,000
Exercise of warrants	1,322,900	285,020
Exercise of options	26,250	–
Private placements	12,675,760	1,578,877
Share issuance costs	(851,852)	(54,637)
Bank indebtedness	(365,357)	213,771
Repayment of convertible loan	(300,000)	–
Proceeds from issuance of convertible loan	–	300,000
Net cash provided by financing activities	11,558,065	2,373,031
Change in cash during the year	225,704	(112,561)
Cash, beginning of year	237,653	350,214
Cash, end of year	463,357	237,653

Supplemental Cash Flow Information (Note 20).

The accompanying notes are an integral part of these consolidated financial statements.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Invictus MD Strategies Corp. (“Invictus MD” or the “Company”) was incorporated pursuant to the British Columbia Business Corporations Act on February 11, 2014. The Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth and value. The Company’s head office is located at 1108-1238 Seymour Street, Vancouver, British Columbia, V6B 6J3.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. The functional and presentation currency of the Company and its subsidiaries is the Canadian dollar.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries:

		Percentage owned*
		January 31,	January 31,
		2017	2016
Greener Pastures Marihuana Dispensary Ltd.	BC, Canada	100%	100%
Poda Technologies Ltd. (formerly Edison Vape Co. Ltd.)	BC, Canada	100%	100%
Vitaleaf Management Inc. (inactive)	BC, Canada	100%	100%
Prestige Worldwide Holdings Inc.	BC, Canada	100%	100%
Future Harvest Development Ltd.	BC, Canada	82.5%	60%

*Percentage of voting power is proportion to ownership.

Subsidiaries are entities that the Company controls, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when we have existing rights that give us the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All inter-company balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated upon consolidation. Where necessary, adjustments are made to the results of the subsidiaries and entities to bring their accounting policies in line with those used by the Company.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments and estimates (continued)

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical accounting estimates

i.	Inputs used in impairment calculations;
ii.	Determining the fair values of identifiable assets acquired, liabilities assumed, consideration transferred and contingent consideration for business combinations and asset acquisitions;
iii.	Value of inventories carried at the lower of cost and net realizable value;
iv.	Measurement of deferred income tax assets and liabilities; and
v.	Assumptions used in the valuations of stock-based compensation.

Critical accounting judgments

i.	The evaluation of the Company’s ability to continue as a going concern;
ii.	Assessment of indications of impairment;
iii.	The determination of categories of financial assets and financial liabilities;
iv.	Judgments used in determining if an acquisition constitutes a business combination or asset acquisition; and
v.	Judgments used in determining if the Company has significant influence over the investee company.

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance, are readily convertible to known amounts of cash, and which are subject to insignificant risk of changes in value to be cash equivalents.

Accounts receivable

The Company recognizes allowances for doubtful accounts to ensure accounts receivable are not overstated due to the inability or unwillingness of its customers to make required payments. The allowance is based on the business environment, historical bad debt expense, the age of receivables, and the specific identification of receivables the Company considers at risk. The Company reviews the adequacy of its allowance for doubtful accounts on a regular basis.

Inventory

The Company values inventories at the lower of cost and net realizable value. Cost includes the costs of purchases net of vendor allowances plus other costs, such as transportation, that are directly incurred to bring the inventories to their present location and condition. The Company uses the weighted average method to determine the cost of inventories. The Company estimates net realizable value as the amount that inventories are expected to be sold while taking into consideration the estimated selling costs. Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining market prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is apparent evidence of an increase in selling price then the amount of the write-down previously recorded is reversed. Storage costs, indirect administrative overhead, and certain selling costs related to inventories are expensed in the period incurred.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in associates (continued)

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

When a Company entity transacts with an associate of the Company, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. At the acquisition date the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except deferred tax assets or liabilities, which are recognized and measured in accordance with IAS 12 – Income Taxes. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of the acquisition and the date where all significant information necessary to determine the fair values is available and cannot exceed 12 months. All other subsequent changes are recognized in the consolidated statements of comprehensive loss.

The purchase price allocation process resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed including any contingently payable purchase price obligation due over time. The Company uses valuation techniques, which are generally based on forecasted future net cash flows discounted to present value. These valuations are closely linked to the assumptions used by management on the future performance of the related assets and the discount rates applied. The determination of fair value involves making estimates relating to acquired intangibles assets, property and equipment and contingent consideration.

In certain situations goodwill or a bargain purchase gain may result from a business combination. Goodwill is measured as the excess of the consideration transferred over the net amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately in the consolidated statements of comprehensive loss as a bargain purchase gain.

Acquisition related costs are recognized in the consolidated statements of comprehensive loss as incurred.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Assets held for sale

Non-current assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset is available for sale in its present condition, and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale; there is an active program to find a buyer; the non-current asset is being actively marketed at a reasonable price; the sale is anticipated to be completed within one year from the date of classification; and it is unlikely there will be changes to the plan.

Non-current assets held for sale are carried at the lesser of carrying amount and fair value less costs to sell.

Property and equipment

Equipment is measured at cost less accumulated amortization and impairment losses. Amortization is provided using the following terms and method:

Manufacturing equipment	Declining balance, 30%
Computer hardware	Declining balance, 55%
Office equipment	Declining balance, 20%
Shop equipment	Declining balance, 30%
Leasehold improvements	Straight-line, 5 years

An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Intangible assets

Intangible assets consist mainly of trademarks, domain name and similar intangibles, including certain intellectual property, acquired by the Company. Acquired trademarks, domain name and similar assets are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment. Any impairment of intangible assets is recognized in the statement of operation and comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewed, and adjusted if appropriate, at each financial statement of financial position date.

At each financial position reporting date, the carrying amounts of the Company’s long-lived assets, including property and equipment and intangible assets, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit ("CGU") to which the asset belongs.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-current assets (continued)

An asset’s recoverable amount is the higher of fair value less costs to sell and value-in-use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of operations for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the statement of operations and comprehensive loss.

Financial instruments

Financial assets and financial liabilities are recognized on the statements of consolidated financial position when the Company becomes a party to the contractual provisions of the financial instrument.

The Company classifies its financial assets into one of the following categories, at initial recognition, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss. The company classifies its cash and short-term investments as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company classifies its accounts receivable and loans receivable as loans and receivables.

Held-to-maturity - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss. The Company does not have any assets classified as held-to-maturity.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Transaction costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered, to determine where impairment has arisen.

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss. The Company does not have any financial liabilities classified as fair value through profit or loss.

Other financial liabilities - This category includes trade and other payables. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method. The Company classifies its bank indebtedness, accounts payable, note payable, convertible loan, and deposit as other financial liabilities.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events; it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, provisions will be measured at the present value of the expenditures expected to be required to settle the obligation. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. The increase in any provision due to the passage of time is recognized as accretion expense. Each provision will be reviewed at the end of each reporting period and adjusted to reflect the current best estimate.

Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer who is considered to be the Company’s chief-operating decision maker. The Chief Executive Officer has determined that the Company operates in a single industry and operating segment which involves the production distribution and sale of Cannabis and related growing products. All property and equipment is situated in Canada.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and common share warrants are recognized as a deduction from equity. Common shares issued for non-monetary consideration are measured based on their market value at the date the common shares are issued.

The Company has adopted the relative fair value method with respect to the measurement of common shares and warrants issued as equity units. The relative fair value method requires an allocation of the net proceeds received based on the pro rata relative fair value of the components. If and when the warrants are ultimately exercised, the applicable amounts are transferred from reserve for warrants to share capital.

Revenue recognition

The Company recognizes the revenues from the sale of products when the Company can measure the amount of revenue and costs in respect of the transaction reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership of the goods have been transferred to the buyer and the Company no longer retains control over the goods sold.

Payments received from customers in advance of meeting all of the recognition criteria are recorded as deferred revenue and subsequently recognized as these criteria are met.

Share-based payments

The Company’s stock option plan allows Company directors, executive officers, employees and consultants to acquire common shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity settled share-based payment reserve. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the grant date, and the fair value of non-employee options is measured at the date or over the period during which goods or services are received. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The fair value of each tranche of options granted, which do not vest immediately on grant, is recognized using the graded vesting method over the period during which the options vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Share-based payment expense is credited to the equity settled share-based payment reserve. If the options are later exercised, their fair value is transferred from the reserve to share capital.

When options expire, are cancelled or forfeited, the corresponding amount of share-based payment expense attributed to these options is reclassified from equity-settled share-based payment reserve to deficit.

Finance costs

Finance costs comprise interest expense on borrowings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the statement of operations and comprehensive loss using the effective interest method.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax on profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to prior years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the date of the statement of financial position.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in the statement of operations.

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. Basic and diluted loss per share is the same for the periods presented.

Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended January 31, 2017, and have not been applied in preparing these consolidated financial statements.

New standard IFRS 9, “Financial Instruments”

New standard IFRS 15, “Revenue from Contracts with Customers”

New standard IFRS 16, "Leases"

Amendments to IFRS 2, “Share-based Payment”

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

3.	ACQUISITIONS AND DISPOSITIONS

Poda Technologies Ltd. (formerly Edison Vape Co. Ltd.)

On January 26, 2015, the Company acquired 40% of Poda Technologies Ltd. (“Poda”), by way of subscribing to 4,000 shares at a price of $0.01 per common share for cash consideration of $40 and providing a non-interest bearing shareholder’s loan of $40,000. Pursuant to the transaction, upon completion of a 6-month development period, and for a period of 120 days following the completion of the development period, the Company had the option to purchase the remaining 60% of the common shares of Poda.

On October 31, 2015, the Company exercised its option to acquire the remaining 60% of the shares in Poda. Accordingly, the Company entered into a share purchase agreement effective October 31, 2015, to acquire the remaining 60% of the shares in Poda. The Company now owns 100% of the shares of Poda.

Under the terms of the agreement, the Company has issued the following:

1.	180,000 common shares of the Company which may not be traded until March 1, 2016;
2.	100,000 common shares of the Company, subject to escrow provisions whereby such common shares may not be released until Poda has earned an aggregate of $2.5 million in gross revenues;
3.	66,667 common shares of the Company, subject to escrow provisions whereby such common shares may not be released until Poda has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the Canadian Securities Exchange for the seven most recent trading days immediately preceding the first sales milestone is below $5.00, or below $7.50 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $1.00.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

3.	ACQUISITIONS AND DISPOSITIONS (continued)

Poda Technologies Ltd. (formerly Edison Vape Co. Ltd.) (continued)

As part of the agreement, Poda and its previous shareholders have entered into a royalty agreement, whereby they will receive a royalty in perpetuity equal to 3% of gross sales once Poda achieves cumulative gross revenue in the amount of $500,000.

The Company has accounted for the purchase as an asset acquisition as Poda did not meet the definition of a business under IFRS 3, "Business Combinations". The Company’s initial investment was accounted for as an equity investment as it held 40% of Poda prior to October 31, 2015. On October 31, 2015, the carrying value of the Company’s equity interest was $10,163 and the fair value was $266,666, which resulted in a gain of $256,503. The Company valued the intangible assets acquired in the transaction by using the value of the consideration given as the value of the asset at the time of acquisition could not be estimated reliably.

Focus Distribution LLC.

On February 3, 2015, the Company entered into a definitive agreement with Focus Distribution LLC, located in Southfield, Michigan, which operates as Smokazon.com (“Smokazon”), and the founders of Smokazon pursuant to which the Company has acquired a 35% membership interest in Smokazon.

Consideration for the 35% membership interest consisted of the following:

•	cash payment of $120,000;
•	issuance of 25,437 common shares; and
•	issuance of 30,000 common share purchase warrants entitling the holders to purchase one common share of the Company at an exercise price of $5.00 per share for a period of 24 months from closing.

The Company also has the option to acquire an additional 14% membership interest in Smokazon after the initial acquisition at a price four times the earnings before interest, tax, depreciation, and amortization ("EBITDA") for the 12 months prior to the exercise of this option.

On November 30, 2015, the Company sold its interest in Smokazon. Under the terms of the agreement, the Company sold its 35% interest in Smokazon to an arm's-length party in exchange for consideration of US$95,000, to be payable monthly, beginning on the 18th month from the closing date. The payout will be subject to Smokazon achieving certain gross monthly sales revenues, and the payout will be based on a range from 15% to 25% of Smokazon’s monthly net revenue.

Cannabis Health Sciences Inc.

On February 11, 2015, the Company entered into a share purchase agreement with Cannabis Health Sciences Inc. (“Cannabis Health”), a British Columbia corporation, pursuant to which the Company has acquired all of the issued and outstanding common shares of Cannabis Health, representing a 100% interest in exchange for a cash payment of $45,000, the issuance of 30,000 incentive stock options, and the issuance of up to 100,000 common shares of the Company based on certain escrow provisions.

For accounting purposes, the acquisition of Cannabis Health was considered a business combination and accounted for using the acquisition method. The results of operations from Cannabis Health are included in the consolidated financial statements since the date of acquisition.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

3.	ACQUISITIONS AND DISPOSITIONS (continued)

Cannabis Health Sciences Inc. (continued)

The following table summarizes the consideration transferred, the fair value of the identifiable assets acquired and liabilities assumed as the date of acquisition:

$
Cash paid	45,000
Fair value of common shares issued	79,200
Total consideration paid	124,200
Identifiable assets - Brand and domain names	124,200
Total consideration received	124,200

On November 30, 2015, the Company sold its interest in Cannabis Health. Under the terms of the agreement, the Company has sold 100% of its shares in Cannabis Health to an arm's length party in exchange for consideration of $275,000 consisting of $25,000 cash and $250,000 in deferred advertising. The Company will also receive a 3% perpetual royalty based on gross sales generated by Cannabis Health to begin 12 months after the closing date. The Company recorded a nominal amount related to the value of the deferred advertising as receipt is based on certain contingent future events which the Company has no control over. As a result, the Company recorded a loss on disposal of $153,892 related to its investment.

In the event of a subsequent sale by the purchaser, the royalty agreement will terminate and the Company will be entitled to receive the following cash payment:

•	50% of the gross proceeds generated by the purchaser for a period of 18 months from the closing date;
•	25% of the gross proceeds generated by the purchaser thereafter, terminating 10 years from the closing date.

Pursuant to the sale of Cannabis Health, an aggregate of 66,667 common shares, previously issued under the original acquisition agreement and held in escrow subject to certain performance targets, have been cancelled and returned to treasury of the Company.

VitaLeaf Management Inc.

On March 31, 2015, the Company entered into a share purchase agreement with Cannabis Health Expo Inc. (“Cannabis Health Expo”), a British Columbia corporation, pursuant to which the Company has acquired all of the issued and outstanding common shares of Cannabis Health Expo, representing a 100% interest in exchange for $1,200 and then changed the name to VitaLeaf Management Inc. (“VitaLeaf”).

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

3.	ACQUISITIONS AND DISPOSITIONS (continued)

Prestige Worldwide Holdings Inc.

On March 3, 2015, the Company purchased a 100% interest in Prestige Worldwide Holdings Inc. (“Prestige”) in exchange for 171,000 common shares to the shareholder of Prestige, which was subject to the concurrent closing of the initial acquisition of Future Harvest Development Ltd. (“Future Harvest”). The Company is to issue additional common shares as Future Harvest achieves certain EBITDA milestones (up to an aggregate of 900,000 common shares), as outlined below.

(a)	182,250 Invictus common shares if the Company acquires the first additional block of 13.75% of the Future Harvest shares (acquired), based on the following release schedule:

(i)	105,000 shares on the later of (i) December 31, 2015 and (ii) 45 days after Future Harvest achieves a $1 million EBITDA milestone (the “EBITDA $1 million Date”) (issued); and
(ii)	77,250 shares on the later of (i) June 30, 2016 and (ii) 45 days after the EBITDA $1 million Date (issued).

(b)	182,250 Invictus common shares if the Company acquires the second additional block of 13.75% of the Future Harvest shares (acquired), based on the following release schedule:

(i)	60,750 shares on the later of (i) June 30, 2016 and (ii) 45 days after the EBITDA $1 million Date (issued);
(ii)	18,000 shares on the later of (i) June 30, 2016 and (ii) 45 days after Future Harvest achieves a $2 million EBITDA milestone (the “EBITDA $2 million Date”) (issued); and
(iii)	103,500 shares on the later of (i) December 31, 2016 and (ii) 45 days after the EBITDA $2 million Date.

(c)	182,250 Invictus shares if the Company acquires the third additional block of 13.75% of the Future Harvest shares (acquired), based on the following release schedule:

(i)	52,500 shares on the later of (i) December 31, 2016 and (ii) 45 days after the EBITDA $2 million Date;
(ii)	69,000 shares on the later of (i) June 30, 2017 and (ii) 45 days after the EBITDA $2 million Date; and
(iii)	60,750 shares on the later of (i) June 30, 2017 and (ii) 45 days after Future Harvest achieves a $3 million EBITDA milestone (the “EBITDA $3 million Date”).

(d)	182,250 Invictus shares if the Company acquires the fourth additional block of 13.75% of the Future Harvest Shares (acquired), based on the following release schedule:

(i)	26,250 shares on the later of (i) June 30, 2017 and (ii) 45 days after the EBITDA $3 million Date; and
(ii)	156,000 shares on the later of (i) December 31, 2017 and (ii) 45 days after the EBITDA $3 million Date.

The purpose of acquiring Prestige was to facilitate the acquisition of Future Harvest and as a result the Company capitalized the costs related to the stepped purchase of Future Harvest.

Future Harvest Development Ltd.

On March 3, 2015, the Company entered into an agreement to indirectly acquire, through its interest in Prestige, up to 75% of the common shares of Future Harvest, a company located in Kelowna, B.C., for an aggregate purchase price of up to $1,875,000.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

3.	ACQUISITIONS AND DISPOSITIONS (continued)

Future Harvest Development Ltd. (continued)

As at January 31, 2016, the Company had acquired a total of 60% interest in Future Harvest by making the initial $500,000 payment on March 3, 2015; a subsequent payment of $343,750 on May 4, 2015 to acquire an additional 13.75%; and on June 30, 2015, accelerated its option to acquire an additional 26.25% by issuing 275,000 common shares of the Company at a deemed price of $1.35, and making a cash payment of $285,000 to the shareholders of Future Harvest. The cash payments made prior to obtaining control of Future Harvest were included as asset recorded using the equity method of accounting. On June 30, 2015 the Company obtained control of Future Harvest and as a result the equity interest was remeasured at fair value which resulted in a gain of $697,500 being recorded as noted below.

The table below summarizes the acquisition of Future Harvest:

$
(Restated - Note
22)
Assets acquired:
Cash	248,780
Accounts receivable	832,698
Inventory	1,320,770
Other assets	120,624
Intangible assets	4,076,803
6,599,675

Less liabilities assumed:
Accounts payable and accrued liabilities	538,548
Bank indebtedness	256,893
Deferred income taxes	529,000
1,324,441
Net assets	5,275,234
Less: Non-controlling interest	(2,108,000)
3,167,234

Less consideration paid:
Cash paid	285,000
275,000 common shares issued	412,500
Fair value of equity interest prior to obtaining control	1,957,500
2,655,000

Bargain purchase gain	512,234
Gain on fair value remeasurement of equity interest	697,500

On February 1, 2016, an additional 15% interest was acquired bringing the Company’s total ownership to 75%. In exchange for the additional 15% of the shares of Future Harvest, the Company paid $375,000 in cash to certain shareholders of Future Harvest.

On April 30, 2016, the Company paid an additional $152,922 to the shareholders of Future Harvest as additional consideration for the working capital adjustment.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

3.	ACQUISITIONS AND DISPOSITIONS (continued)

Future Harvest Development Ltd. (continued)

On July 18, 2016, the Company has acquired, indirectly through its subsidiary, Prestige, an additional 7.5% of the shares of Future Harvest, pursuant to a purchase and sale agreement dated July 15, 2016. In exchange for the additional 7.5% of the shares of Future Harvest, the company paid $225,000 in cash to a shareholder of Future Harvest. In aggregate, the Company's total interest in Future Harvest is now 82.5% .

Pursuant to IFRS 3, "Business Combinations", changes in ownership interest that do not result in a loss of control are accounted for as equity transactions. Furthermore, a parent's purchase of additional shares in a subsidiary does not result in additional goodwill or other adjustments to the initial accounting for the business combination. Any difference between the amount of non-controlling interest acquired and the fair value of the consideration paid is recognized in equity, attributed to the parent.

The table below summarizes the acquisition of additional interest in Future Harvest:

$
Consideration paid:
Cash paid on February 1, 2016	375,000
Cash paid on July 18, 2016	225,000
Total consideration paid	600,000

Non-controlling interest acquired:
15% of non-controlling interest	316,800
7.5% of non-controlling interest	150,117
Consideration received	466,917
Consideration paid	(600,000)
Adjustment to equity	(133,083)

On February 1, 2016, Future Harvest sold its SunBlaster product line. The Company received gross cash proceeds of $4,673,475 for the sale of the intellectual property and the inventory associated with the SunBlaster product line. The Company paid finders fee of $437,500 related to this sale and as a result recorded a loss on sale of $741,239.

AB Laboratories Inc. and AB Ventures Inc.

On December 23, 2016, the Company acquired 33.33% of AB Laboratories Inc. ("AB Labs"), a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) Under the terms of the agreement, the Company will acquire 33.33% of AB Labs for consideration of $5,000,000 (paid) and issue 2,400,000 common shares (issued with a fair value of $3,456,000), and will pay $2,000,000 90 days after closing. The $2,000,000 has been recorded as a note payable and is described in Note 13. Subsequent to the year end, the Company had paid the $2,000,000 as described in Note 23.

On December 23, 2016, the Company acquired 11.76% of AB Ventures Inc. (“AB Ventures”) for cash consideration of $2,000,000. In exchange, AB Ventures issued the Company 13.33 common shares and a warrant to acquire 36.66 additional common shares for $5,500,000. The Company and AB Ventures have agreed to use the proceeds to fund the purchase of land for, construction of and application to Health Canada for approval of, a facility for cultivation of cannabis under the ACMPR.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

3.	ACQUISITIONS AND DISPOSITIONS (continued)

AB Laboratories Inc. and AB Ventures Inc. (continued)

Total consideration to date including legal costs of $10,000 is $12,466,000.

The Company will have the right of first refusal to arrange any initial public offering, reverse take-over, or other going public transaction of AB Labs or AB Ventures following closing.

4.	SHORT-TERM INVESTMENT

Short-term investment consists of a non-redeemable guaranteed investment certificate of $3,000,000, which bears interest at prime less 1.9% per annum and is due on December 1, 2017.

5.	ACCOUNTS RECEIVABLE

	January 31,	January 31,
	2017	2016
	$	$
Trade receivables (Note 15)	518,695	1,395,909
GST and taxes receivable	97,771	57,741
Interest receivable (Note 7)	11,497	–
Other receivables	5,250	–
	633,213	1,453,650

6.	INVENTORY

	January 31,	January 31,
	2017	2016
	$	$

Materials and supplies	399,380	412,116
Finished goods	153,345	158,234
	552,725	570,350

Inventory consists of costs of manufacturing materials and products for resale. Inventory is recorded at lower of cost or net realizable value, which is the estimated selling price during the ordinary course of business, less estimated costs required to complete the sale.

7.	LOANS RECEIVABLE

(a)

As at January 31, 2017, the Company has a loan receivable of $880,150 (2016 - $nil) from a non- related party. The amount due is unsecured, bears interest at 12% per annum, and is due on demand. Included in accounts receivable is accrued interest receivable of $11,497 (2016 - $nil).

(b)	As at January 31, 2017, the Company has a loan receivable of $75,000 (2016 - $nil) from a non- related party. The amount due is unsecured, non-interest bearing, and is due on demand.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

8.	PROPERTY AND EQUIPMENT

	Computer	Leasehold	Manufacturing	Office	Shop
	hardware	improvements	equipment	equipment	equipment	Total
	$	$	$	$	$	$
Cost:
Balance, January 31, 2015	–	–	–	–	–	–
Additions	6,035	1,573	20,995	3,104	40,462	72,084
Balance, January 31, 2016	6,035	1,573	20,995	3,104	40,462	72,084
Additions	–	9,078	–	3,680	353,317	366,160
Balance, January 31, 2017	6,035	10,651	20,995	6,784	393,779	438,244
Accumulated depreciation:
Balance, January 31, 2015	–	–	–	–	–	–
Additions	1,000	240	3,479	449	4,502	9,670
Balance, January 31, 2016	1,000	240	3,479	449	4,502	9,670
Additions	2,769	2,172	5,255	898	63,773	74,867
Balance, January 31, 2017	3,769	2,412	8,734	1,347	68,275	84,537
Carrying amounts:
As at January 31, 2016	5,035	1,333	17,516	2,655	35,875	62,499
As at January 31, 2017	2,266	8,239	12,261	5,437	325,504	353,707

9.	INTANGIBLE ASSETS

	Intellectual	Meters
	property	schematics	Other	Total
	$	$	$	$
Balance, January 31, 2015	–	–	–	–
Additions	825,438	8,201	27,511	861,150
Balance, January 31, 2016	825,438	8,201	27,511	861,150
Additions	311,847	–	–	311,847
Disposals	–	–	(12,612)	(12,612)
Balance, January 31, 2017	1,137,285	8,201	14,899	1,160,385

As at January 31, 2017, intellectual property was not available for use and meters schematics and other intangible assets have indefinite lives. Accordingly no amortization has been recorded.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

10.	OTHER ASSETS

Zenalytic Laboratories Inc.

On November 18, 2016, the Company entered into an option agreement to acquire 49% of Zenalytic Laboratories Inc. ("Zen Labs"). Per the agreement, the Company is required to issue Zen Labs $300,000 in common shares at an issue price equal to the volume weighted average price of the Company for the three days prior to closing the agreement. The Company can execute the option agreement upon delivering a notice of exercise to Zen Labs on or before the date that is 45 days after Zen Labs notifies the Company that it has obtained a Section 56 Class Exemption Dealer's license from Health Canada. $45,000 will be paid to Zen Labs by way of issuance of common shares at an issue price equal to the three day volume weighted average price of the Company's shares as consideration for the option.

On November 18, 2016, the Company issued 39,130 common shares with a fair value of $48,521, pursuant to this agreement, which was recorded as other assets as at January 31, 2017. Refer to Note 16(f).

Greentec Bio-Pharmaceuticals Corporation Group

On November 22, 2016, the Company entered into an option agreement to acquire 60% a Medical Marijuana Cultivation License (the "Seller") located in Las Vegas, Nevada. The terms of the option allows the Company to acquire 10% of the Seller within 45 days after the Seller has obtained its final approval for cultivation from the state of Nevada inspection department. The Company has paid $150,000 in cash to secure the option. Upon issuance of the license, the Company will have the option (the "First Option") to acquire a 10% equity stake from the Seller for US$500,000 in cash plus US$1,725,000 in common shares of the Company at an issue price equal to the volume weighted average price of the Company's common share for the three trading days ending on the trading day prior to the date of the delivery of the option exercise notice. The Company has an option to purchase an additional 50% of the Seller for US$16,875,000 payable in any combination of cash and/or common shares of the Company. The option expires 183 days after the closing of the First Option.

As at January 31, 2017, the Company recorded $150,000 in other assets relating to the payment made to secure the option.

PlanC BioPharm Inc.

On January 16, 2017, the Company entered into a binding term sheet with PlanC BioPharm Inc. ("PlanC") and the shareholders of PlanC (the "Sellers") pursuant to which the Company is to acquire all of the issued and outstanding shares of PlanC and assume all of the obligations and liabilities associated with the assets of PlanC or PlanC's business.

As a fundamental inducement to the Sellers agreeing to sell the shares, the Company agreed to:

•	Raise $8,000,000 in financing to be held in escrow for the benefit of PlanC within 90 days of signing the definitive agreement; and
•

Use the proceeds of the financing (in whole or in part) to purchase the real property, construct a marijuana cultivation facility in compliance with the Access to Cannabis for Medical Purposes Regulations (the "ACMPR"), and take all commercially reasonable steps necessary to allow PlanC to obtain a cultivation license pursuant to the ACMPR for the facility from Health Canada.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

10.	OTHER ASSETS (continued)

PlanC BioPharm Inc. (continued)

In consideration for the PlanC shares, the Company shall pay the following amounts:

•	$100,000 in cash (paid) and issue 50,000 common shares (issued at a fair value of $75,000) to the Sellers as consideration for entering into the agreement;
•

$100,000 in cash and issue 100,000 common shares on the trading day immediately prior to the date on which the Parties execute and delivery a definitive share purchase agreement as consideration for signing a definitive agreement;

•	200,000 common shares on the closing of the sale of PlanC’s shares to the Company;
•	300,000 common shares upon PlanC receiving an affirmation email from Health Canada to schedule the Pre-Licensing Inspection;
•	500,000 common shares upon the completion of pre-licensing inspection; and
•	5,000,000 common shares upon PlanC’s receipt of a cultivation license under the ACMPR.

As at January 31, 2017, the Company recorded $175,000 in other assets related to the consideration provided.

11.	BANK INDEBTEDNESS

Bank indebtedness consists of a secured line of credit for Future Harvest. The amounts are due on demand and bear interest at the Bank’s Prime Interest Rate plus 1.75% per annum. The maximum facility available is $100,000 and US$125,000. The bank indebtedness is secured by a general security agreement creating a first priority security interest in all property of Future Harvest.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities are comprised of the following:

	January 31,	January 31,
	2017	2016
	$	$
Trade accounts payable (Note 15)	301,874	1,134,461
Accrued liabilities	5,950	16,950
GST payable	1,698	–
Payroll liabilities	22,905	–

	332,427	1,151,411

13.	NOTE PAYABLE

As at January 31, 2017, the Company has a note payable of $2,000,000 (2016 - $nil) to AB Labs pursuant to the acquisition of AB Labs. The amount due is secured by the 13.33 common shares of AB Labs, non-interest bearing, and is due on March 29, 2017. Refer to Note 3.

14.	CONVERTIBLE LOAN

In order to finance the accelerated acquisition of Future Harvest, the Company received a $300,000 convertible loan from a company controlled by the CEO of the Company. The loan is secured, non-interest-bearing, convertible into common shares at the lender’s option at a price equal to $0.18 per share, and due on demand.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

14.	CONVERTIBLE LOAN (continued)

For accounting purposes, the loan contains both a liability component and an equity component, being the lender’s conversion option to shares, which have been separately presented on the consolidated statement of financial position. The Company allocated the original $300,000 principal of the loan to the individual liability and equity components by establishing the fair value of the liability component at the date of issue and then allocating the remaining balance of the net proceeds to the equity component. The fair value of the liability component was determined by discounting the stream of future payments of interest and principal amounts at the estimated prevailing market rate at the date of issuance of 13% for a debt instrument of similar maturity and credit quality but without any share conversion option for the lenders. Including the impact of the costs of issuance, applying the effective interest method, the liability component of the Loan bears an effective annual interest rate of 13%. As described in Note 16, the Company issued 33,333 common shares to the CEO as compensation for providing the loan. The shares had a fair value of $60,000 and have been recorded against the value of the liability component and will be accreted over the expected life of the loan. During the year ended January 31, 2017, the loan was repaid in full.

	January 31,	January 31,
	2017	2016
	$	$
Equity component	68,361	68,361
Reclassified to contributed surplus	(68,361)	–
	–	68,361

Liability component, at the date of issuance	231,639	231,639
Transaction costs balance	(42,500)	(42,500)
Accretion of interest	18,061	18,061
Repayment of convertible loan	(207,200)	–
Liability component, end of year	–	207,200

15.	RELATED PARTY TRANSACTIONS

During the year ended January 31, 2017, the Company was charged $657,079 (2016 - $244,000) in management fees by a company controlled by the CEO of the Company. As at January 31, 2017, $26,825 (2016 - $nil) remains outstanding which was recorded in accounts payable and accrued liabilities.

During the year ended January 31, 2017, the Company was charged $83,200 (2016 - $117,000) in management fees by a company controlled by the former CFO of the Company.

During the year ended January 31, 2017, the Company was charged $nil (2016 - $40,000) in management fees by a company controlled by the Vice President, Business Development of the Company.

During the year ended January 31, 2017, the Company was charged $55,000 (2016 - $nil) in sales and marketing fees by a company controlled by the Vice President, Marketing and Communication of the Company. As at January 31, 2017, $8,996 (2016 - $nil) remains outstanding which was recorded in accounts payable and accrued liabilities

During the year ended January 31, 2017, the Company was charged $596,759 (2016 - $nil) in management fees and $116,495 (2016 - $nil) in rent by a company controlled by a director of the Company. In addition the Company paid $437,500 to a Company controlled by a director for consulting fees related to the sale of SunBlaster. The Company also had sales and purchases from a company controlled by a director of $159,770 and $36,035, respectively.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

15.	RELATED PARTY TRANSACTIONS (continued)

As at January 31, 2017, $Nil (2016 - $187,115) was due to officers and companies controlled by officers of the Company for expenses and management fees incurred. A portion of the balance owing is for expenses and fees incurred prior to these parties being classified as related. The amounts are included in accounts payable and accrued liabilities.

As at January 31, 2017, $37,500 (2016 - $nil) was due from a former director of the Company and is included in trade receivables as described in Note 5.

Key management personnel compensation

The Company considers its Chief Executive Officer (“CEO”), and Chief Financial Officer (“CFO”) to be key management. The Company incurred the following key management compensation charges during the years ended January 31, 2017 and 2016:

	2017	2016
	$	$
Salaries, bonuses, fees and benefits
CEO	657,079	244,000
CFO	83,000	117,000
Share-based payments
CEO	616,740	–
CFO	–	–
	1,356,819	361,000

16.	SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issuance and an unlimited amount of non-voting and non-participating Class A redeemable preferred shares. During the year the Company converted 17,008 Class A preferred shares to 1,700,808 common shares. As at January 31, 2017 no Class A preferred shares were outstanding.

Share transactions for the year ended January 31, 2017:

(a)

On March 11, 2016, the Company consolidated its issued and outstanding share capital on the basis of one post-consolidated common share for every 10 pre-consolidated common shares. All per share amounts were retroactively restated in these consolidated financial statements.

(b)

On June 30, 2016, the Company closed a non-brokered private placement and issued 5,205,375 units at a price of $0.15 per unit for gross proceeds of $780,806, of which 1,147,700 units for gross proceeds of $172,155 were issued to officers and directors of the Company. Each unit consisted of one common share and one transferable common share purchase warrant exercisable at $0.50 per share for a period of two years from the date of issuance.

(c)

On August 18, 2016, the Company issued 1,400,275 common shares to certain shareholders, including directors, officers and consultants, of which 1,139,275 common shares were converted from 113,926 Class A preferred shares on a 10-to-one basis. The remaining 261,000 common shares were issued as a result of the Company achieving certain EBITDA milestones. Refer to Note 3.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

16.	SHARE CAPITAL (continued)

Share transactions for the year ended January 31, 2017 (continued):

(d)

On November 7, 2016, the Company issued 561,533 common shares to certain shareholders, including directors, officers and consultants which were converted from 56,153 Class A preferred shares on a 10-to-one basis.

(e)

On November 18, 2016, the Company issued 2,326,517 common shares for proceeds of $1,163,259 pursuant to the exercise of 2,326,517 warrants, of which 395,000 common shares were issued to officers and directors of the Company. The carrying value of the warrants exercised of $119,743 was reallocated from contributed surplus to share capital.

(f)	On November 18, 2016, the Company issued 39,130 common shares with a fair value of $48,521, pursuant to the option agreement to acquire 49% of Zen Labs. Refer to Note 10.

(g)

On December 1, 2016, the Company issued 11,429,089 units at $1.05 per unit for gross proceeds of $12,000,543. Each unit consisted of one common share and one-half warrant exercisable for one additional common share at $1.75 per share expiring in 18 months. If the closing price of the common share is equal to or greater than $2.75 for a period of ten consecutive trading days, the Company will have the right to accelerate the expiry. In connection with the private placement, the Company paid finders’ fees of $847,475 and granted 578,548 finders’ warrants. The finders’ warrants are exercisable for one additional common share at $1.75 per share expiring in 24 months.

(h)

On December 6, 2016, the Company issued 242,750 common shares for proceeds of $121,375 pursuant to the exercise of 242,750 warrants, of which 21,200 common shares for gross proceeds of $10,600 were issued to officers and directors of the Company. The carrying value of the warrants exercised of $12,494 was reallocated from contributed surplus to share capital.

(i)

On December 12, 2016, the Company issued 33,333 common shares for proceeds of $16,667 pursuant to the exercise of 33,333 warrants. The carrying value of the warrants exercised of $1,716 was reallocated from contributed surplus to share capital.

(j)

On December 13, 2016, the Company issued 55,000 common shares for proceeds of $19,250 pursuant to the exercise of 55,000 stock options. The carrying value of the options exercised of $8,571 was reallocated from contributed surplus to share capital.

(k)

On December 29, 2016, the Company acquired 33.33% of AB Labs pursuant to the agreement dated December 23, 2016. As part of the consideration, the Company 2,400,000 common shares with a fair value of $3,192,000. Refer to Note 3.

(l)

On January 16, 2017, the Company issued 10,000 common shares for proceeds of $3,500 pursuant to the exercise of 10,000 stock options. The carrying value of the options exercised of $1,558 was reallocated from contributed surplus to share capital.

(m)

On January 16, 2017, the Company issued 43,200 common shares for proceeds of $21,600 pursuant to the exercise of 43,200 warrants. The carrying value of the warrants exercised of $2,223 was reallocated from contributed surplus to share capital.

(n)	On January 20, 2017, the Company issued 50,000 common shares with a fair value of $75,000, pursuant to the option agreement to acquire 100% of PlanC. Refer to Note 10.

(o)

On January 20, 2017, the Company issued 10,000 common shares for proceeds of $3,500 pursuant to the exercise of 10,000 stock options. The carrying value of the options exercised of $1,558 was reallocated from contributed surplus to share capital.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

16.	SHARE CAPITAL (continued)

Share transactions for the year ended January 31, 2016:

(p)	On March 5, 2015, the Company issued 50,000 common shares to a company that provided consultation services.

(q)	On March 6, 2015, the Company closed a non-brokered private placement. The Company issued 513,333 common shares for gross proceeds of $770,000 at a price of $1.50.

(r)

On April 29, 2015, the Company closed the first tranche of a non-brokered private placement through the issuance of 327,717 units at $1.50 per unit for gross proceeds of $491,575. Each unit consists of one common share and one share purchase warrant exercisable at $2.50 for a period of 12 months from the date of issue. The Company paid finders’ fees of $11,403 in cash and issued 7,602 share purchase warrants to acquire common shares on the same terms as the warrants issued to subscribers. The shares are subject to a four-month hold from the date of issue.

On May 26, 2015, the Company closed the second and final tranche of the private placement through the issuance of 214,350 units at $1.50 per unit for gross proceeds of $321,526. Each unit consists of one common share and one transferable share purchase warrant exercisable at $2.50 for a period of 12 months from the date of issue. Finder’s fees paid in connection with the second tranche total $5,600 in cash, plus 3,733 finder’s warrants to acquire common shares on the same terms as the warrants issued to subscribers. Included in subscriptions receivable is $1,905, which is due from an arm’s length subscriber.

(s)

On June 30, 2015, the Company acquired, indirectly through its subsidiary, Prestige, an additional 26.25% of the shares of Future Harvest pursuant to the purchase and sale agreement dated March 3, 2015. The Company's total interest in Future Harvest is 60%. In exchange for the additional 26.25% of the shares of Future Harvest, the Company paid $285,000 in cash and, at the option of the Future Harvest shareholders, issued 275,000 common shares.

(t)

On June 30, 2015, the Company received a $300,000 secured and convertible non-interest- bearing loan from the CEO of the Company (Note 14). As consideration for the loan, 33,333 bonus common shares were issued.

(u)	On September 16, 2015, the Company settled outstanding debt of $14,300 through the issuance of 11,440 common shares. The common shares are subject to a hold period until January 16, 2016.

(v)

On October 27, 2015, the Company entered into a share exchange agreement with certain escrowed common shareholders whereby 1,708,912 escrowed common shares have been voluntarily cancelled and replaced with 17,089 Class A preferred shares on a 100-to-one basis.

(w)	On October 31, 2015, the Company exercised its option to acquire the remaining 60% of the shares in Poda. Under the terms of the agreement and as consideration, the Company issued the following:

(i)	180,000 common shares of the Company, which may not be traded until March 1, 2016;

(ii)	100,000 common shares of the Company, subject to escrow provisions whereby such common shares may not be released until Poda has earned an aggregate of $2.5 million in gross revenues;

(iii)	66,667 common shares of the Company, subject to escrow provisions whereby such common shares may not be released until Poda has earned an aggregate of $12.5 million in gross revenues.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

16.	SHARE CAPITAL (continued)

Escrow shares

As at January 31, 2016, the Company has 166,667 common shares held in escrow with the following escrow provisions:

-	100,000 shares to be released once Poda Technologies has earned an aggregate of $2.5 million in gross revenues;
-	66,667 shares to be released once Poda Technologies has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the stock exchange the Company is listed on for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $0.10.

Stock option plan

The Company has adopted an incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the applicable stock exchange’s requirements, grant to directors, officers, employees and consultants to the Company, non-transferable options to purchase common shares. Pursuant to the Option Plan, the number of common shares reserved for issuance will not exceed 15% of the issued and outstanding common shares of the Company. Options granted under the Option Plan can have a maximum exercise term of 10 years from the date of grant. Vesting terms will be determined at the time of grant by the Board of Directors.

During the year ended January 31, 2017, the Company recognized share-based compensation of $2,340,040 (2016 - $70,129) that was recorded in the consolidated statement of operations, of which $1,416,491 was related to the vesting of stock options granted to directors and officers of the Company.

On July 18, 2016, the Company granted an aggregate of 250,000 incentive stock options under its stock option plan to certain employees and consultants of the Company, subject to vesting provisions. The options are exercisable at a price of $0.35 for a period of five years from the date of grant.

On October 27, 2016, the Company granted an aggregate of 450,000 incentive stock options under its stock option plan to certain directors of the Company, all of which vest immediately. The options are exercisable at a price of $0.92 for a period of five years from the date of grant.

On December 1, 2016, the Company granted an aggregate of 1,650,000 incentive stock options under its stock option plan to certain employees, directors, officers, and consultants of the Company. Of this amount, 1,500,000 options vest immediately and 150,000 options are subject to vesting provisions. The options are exercisable at a price of $1.38 for a period of five years from the date of grant.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

16.	SHARE CAPITAL (continued)

Stock option plan (continued)

The fair value of all compensatory options granted is estimated on grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	2017	2016

Risk-free interest rate	1.00%	0.66%
Expected life	4.84 years	2 years
Volatility	143%	160%
Dividend rate	-	-
Forfeiture rate	-	-
Fair values on grant date	$1.05	$1.00

A continuity schedule of the Company’s outstanding stock options for the years ended January 31, 2017 and 2016 is as follows:

		Weighted
		average
	Options	exercise price
	outstanding	$
Balance, January 31, 2015	-	-
Granted	157,500	1.58
Balance, January 31, 2016	157,500	1.58

Granted	2,350,000	1.18
Exercised	(75,000)	0.35
Forfeited	(27,500)	0.35
Cancelled	(40,000)	1.75
Balance, January 31, 2017	2,365,000	1.24

A summary of the Company’s options outstanding as of January 31, 2017 is as follows:

	Outstanding			Exercisable
Range of		Weighted average	Weighted		Weighted
exercise		remaining	average		average
prices	Number of	contractual life	exercise price	Number of	exercise price
$	options	(years)	$	options	$
0.35	135,000	4.5	0.35	–	0.35
0.92	450,000	4.7	0.92	450,000	0.92
1.38	1,650,000	4.8	1.38	1,550,000	1.38
1.50	100,000	3.2	1.50	100,000	1.50
1.70	30,000	3.0	1.70	30,000	1.70
	2,365,000	4.7	1.24	2,130,000	1.29

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

16.	SHARE CAPITAL (continued)

Warrants

A continuity schedule of the Company’s outstanding share purchase warrants for the year ended January 31, 2017 is as follows:

		Weighted
		average
	Warrants	exercise price
	outstanding	$
Balance, January 31, 2015	500,000	0.60

Issued	582,132	2.63
Exercised	(475,000)	0.60
Expired	(25,000)	0.60
Balance, January 31, 2016	582,132	2.63
Issued	11,498,468	1.18
Exercised	(2,645,800)	0.50
Expired	(552,132)	2.50
Balance, January 31, 2017	8,882,668	1.40

As at January 31, 2017, the Company had outstanding share purchase warrants exercisable to acquire common shares of the Company as follows:

Number of	Exercise
warrants	price
outstanding	$	Expiry date

30,000	5.00	February 4, 2017
5,714,545	1.75	June 1, 2018
2,559,575	0.50	June 30, 2018
578,548	1.75	December 1, 2018

8,882,668

17.	COMMITMENTS

(a)

Poda and the inventors have entered into a royalty agreement, whereby the inventors will receive a royalty in perpetuity equal to 3% of gross sales once Poda achieves cumulative gross revenue in the amount of $500,000.

(b)

On September 1, 2016, the Company entered into an agreement with a non-related party for corporate administration and financial advisory services. The agreement is for 12 months and shall continue on a monthly basis, subject to a 30 day termination notice period. In consideration for the services, the Company is to make a cash payment of $150,000 (paid), grant 200,000 stock options (granted), and success fees payable in cash or common shares at the consultant's discretion as follows:

(i)

in the event of an acquisition or divestiture of an asset or company, 1% of the cash value of any consideration paid plus the amount of debt assumed (the "Transaction Value") plus any payment committed to be made by the Company, any investment made or committed to be made by the Company, and/or any guarantee made or subsequently committed to be made by the Company within 12 months of closing the transaction;

(ii)	in the event of a merger or similar business combination not covered above, 1% of the Transaction Value; and
(iii)	2% of the gross proceeds of any equity or debt financing completed by the Company.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

18.	FINANCIAL INSTRUMENTS AND RISKS

Fair values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s consolidated statement of financial position as at January 31, 2017 as follows:

	Fair Value Measurements Using
	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable	Balance,
	identical instruments	inputs	inputs	January 31,
	(Level 1)	(Level 2)	(Level 3)	2017
	$	$	$	$
Cash	463,357	–	–	463,357
Short-term investments	3,000,000	–	–	3,000,000

The fair values of other financial instruments, which include accounts receivable, loan receivable, bank indebtedness, accounts payable and accrued liabilities, approximate their carrying values due to the relatively short-term maturity of these instruments. Notes payable approximate its carrying value due to its relatively short period until maturity.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and amounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. Amounts receivable consist of trade receivables and GST refunds due from the Government of Canada. The Company manages credit risk for accounts receivable through established credit monitoring activities. The carrying amount of financial assets represents the maximum credit exposure.

Foreign exchange risk

The Company is exposed to financial risk related to fluctuations in foreign exchange rates.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity. The Company’s note payable is non-interest bearing.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash. The ability to do this relies on the Company raising equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

19.	CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of all components of shareholders equity.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended January 31, 2016.

20.	SUPPLEMENTAL CASH FLOW INFORMATION

	2017	2016
	$	$

Non-cash transactions
Fair value of share purchase warrants issued as finder's fee	527,953	–
Fair value of stock options reallocated to share capital from contributed surplus upon exercise	11,688	–
Fair value of warrants reallocated to share capital from contributed surplus upon exercise	136,176	–
Note payable issued for acquisition of AB Labs	2,000,000	–
Shares and share purchase warrants issued for acquisition of Focus Distribution LLC	–	68,476
Shares and stock options issued for acquisition of Cannabis Health Sciences Inc.	–	127,245
Shares issued for acquisition of AB Labs	3,456,000	–
Shares issued for acquisition of Future Harvest	–	412,500
Shares issued for acquisition of Poda Technologies	–	400,000
Shares issued for acquisition of Prestige Worldwide Holdings Inc.	88,740	256,500
Shares issued for consultation services	–	7,500
Shares issued for debt	–	10,296
Shares issued for deferred charges	123,521	–
Shares issued for loan	–	60,000

Supplemental disclosures:
Interest paid	–	–
Income taxes paid	44,792	–

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

21.	INCOME TAXES

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2017	2016
	$	$
Canadian statutory income tax rate	26%	26%
Income tax (recovery) at statutory rate	(1,340,316)	(1,803)
Tax effect of:
Permanent differences and other	780,545	396,821
Change in unrecognized deferred income tax assets	30,771	(395,018)
Deferred income tax recovery	(529,000)	–
Current income tax expense	44,792	–

The significant components of deferred income tax assets and liabilities are as follows:

	2017	2016
	$	$
Deferred income tax assets (liabilities)
Non-capital losses carried forward	348,000	487,000
Share issuance costs	200,000	30,000
Total gross deferred income tax assets	548,000	517,000
Unrecognized deferred income tax assets	(548,000)	(517,000)
Net deferred income tax asset (liabilities)	–	–
Intangible assets	–	(529,000)
Net deferred income tax asset (liabilities)	–	(529,000)

As at January 31, 2017, the Company has non-capital losses carried forward of $1,338,000, which are available to offset future years’ taxable income. These losses expire as follows:

$
2034	246,000
2035	119,000
2036	641,000
2037	332,000

1,338,000

22.	RESTATEMENT

During fiscal 2017 the Company identified certain errors in its consolidated financial statements for the year ended January 31, 2016. The errors relate to inventory and accounting for the acquisition of the Future Harvest as discussed below.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

22.	RESTATEMENT (continued)

The Company acquired control of Future Harvest on June 30, 2015. The acquisition was identified as a business combination as described in Note 3. As part of the acquisition the Company acquired a number of assets including inventory. The inventory acquired included certain costs of converting the inventory for its final sale. These costs were calculated incorrectly and as a result inventory was overstated by $187,584. The Company also overstated its bank indebtedness by $102,756. These errors effected the acquisition equation, intangible assets, deferred income taxes and non-controlling interests. In addition, the Company reclassified a portion of the bargain purchase gain to gain on the fair value remeasurement of the equity interest. The bargain purchase gain was reduced by $697,500 and the gain on fair value remeasurement of equity interest will be increased by $697,500.

The table below summarizes the restated acquisition of Future Harvest:

	As Previously		As
	Reported	Adjustments	Restated
	$	$	$
Assets acquired:
Cash	248,780	–	248,780
Accounts receivable	832,698	–	832,698
Inventory	1,502,354	(181,584)	1,320,770
Other assets	120,624	–	120,624
Intangible assets	3,991,975	84,828	4,076,803
	6,696,431	(96,756)	6,599,675

Less liabilities assumed:
Accounts payable and accrued liabilities	538,548	–	538,548
Bank indebtedness	359,649	(102,756)	256,893
Deferred income taxes	519,000	10,000	529,000
	1,417,197	(92,756)	1,324,441
Net assets	5,279,234	(4,000)	5,275,234
Less: Non-controlling interest	(2,112,000)	4,000	(2,108,000)
	3,167,234	–	3,167,234

Less consideration paid:
Cash paid	1,128,750	(843,750)	285,000
2,750,000 common shares issued	412,500	–	412,500
Fair value of equity interest prior to obtaining control	416,250	1,541,250	1,957,500
	1,957,500	697,500	2,655,000
Bargain purchase gain	1,209,734	(697,500)	512,234
Gain on fair value remeasurement of equity interest	–	697,500	697,500

In addition to the above inventory adjustments, as of January 31, 2016 and for the year then ended, inventory was overstated by $101,718 and cost of goods sold was understated by the same amount as a result of the same issue discussed above. The Company also adjusted certain accounts payable items for amounts related to foreign exchange translation of $14,161.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

22.	RESTATEMENT (continued)

The consolidated financial statements have been restated for the adjustments discussed above, as at January 31, 2016 and for the year then ended as detailed in the following tables:

Consolidated statement of financial position

As at January 31, 2016	As Previously		As
	Reported	Adjustments	Restated
	$	$	$

Assets
Inventory	853,652	(283,302)	570,350
Assets held for sale	4,786,591	84,828	4,871,419
Total assets	8,311,725	(198,474)	8,113,251

Liabilities and shareholders' equity
Bank indebtedness	470,662	(14,161)	456,501
Liabilities associated with assets held for sale	519,000	10,000	529,000
Total liabilities	2,398,273	(4,161)	2,394,112

Shareholders' equity
Deficit	(698,014)	(114,188)	(812,202)
Non-controlling interest	2,283,303	(80,125)	2,203,178
Total shareholders' equity	5,913,452	(194,243)	5,719,139
Total liabilities and shareholders' equity	8,311,725	(198,474)	8,113,251

Consolidated statement of operations and comprehensive loss

For the year ended January 31, 2016	As Previously		As
	Reported	Adjustments	Restated
	$	$	$

Cost of sales	2,399,019	101,718	2,500,737
Gross margin	1,307,106	101,718	1,205,388
Net loss from operations	(876,501)	(101,718)	(978,219)
Other income (expense)
Bargain purchase gain	1,209,734	(697,500)	512,234
Gain on fair value remeasurement of equity	–	697,500	697,500
Foreign exchange and other gain (loss)	57,516	(88,596)	(31,080)
Net income (loss) and comprehensive income (loss) for the year	183,381	(190,314)	(6,933)

Income (loss) attributable to:
Owners of the Company	12,077	(114,188)	(102,111)
Non-controlling interest	171,304	(76,126)	95,178
	183,381	(190,314)	(6,933)

Income (loss) per share attributable to owners of the
Company:
Basic	0.05	–	(0.03)
Diluted	0.05	–	(0.03)

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

22.	RESTATEMENT (continued)

Consolidated statement of cash flows:

For the year ended January 31, 2016	As Previously		As
	Reported	Adjustments	Restated
	$	$	$

Net income (loss) the year	183,381	(190,314)	(6,933)
Gain on fair value remeasurement of equity	–	697,500	697,500
Bargain purchase gain	1,209,734	(697,500)	512,234
Changes in non-cash working capital items
Inventory	(145,915)	190,314	44,399
Net cash used in operating activities	(1,085,930)	–	(1,085,930)

The Company did not present an opening consolidated statement of financial position as at February 1, 2015 as the above noted adjustments were only related to fiscal 2016 and would not impact fiscal 2015.

23.	SUBSEQUENT EVENTS

a)

On February 6, 2017, the Company entered into a binding letter of intent (“LOI”) for an option to acquire 100% (the “Option”) of the outstanding shares of Acreage Pharms Ltd. (“Acreage Pharms”) a late stage applicant under the Access to Cannabis for Medical Purposes Regulations “ACMPR”. On April 27, 2017, the Company exercised its option to acquire 100% of Acreage Pharms with the following terms, which were exercisable at the sole option of the Company within 30 days after Acreage Pharms receiving its license to cultivate under the ACMPR. Acreage Pharms received its license to cultivate under ACMPR on March 30, 2017. The exercise price of the Option was as follows:

a.	cash payment of $6,000,000 to the Vendors;
b.	20,000,000 common shares of the Company to be issued to the Vendors within 10 business days of exercising the Option; and
c.	3,000,000 share purchase warrants of the Company with an exercise price of $1.50 per share to be issued to the Vendors, of which (issued):

i)	1,000,000 share purchase warrants will expire in 6 months following the date the Option is exercised;
ii)	1,000,000 share purchase warrants will expire in 12 months following the date the Option is exercised, and
iii)	1,000,000 share purchase warrants will expire in 18 months following the date the Option is exercised.

Due to the timing of this acquisition being subsequent to January 31, 2017, the Company is unable to provide additional disclosure as the accounting for this business combination is complex and uncompleted.

b)

On February 7, 2017, the Company granted a total of 1,200,000 stock options to directors, officers, and consultants of the Company with an exercise price of $1.69 per share and an expiry date of February 7, 2022.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2017 and 2016
(Expressed in Canadian dollars)

23.	SUBSEQUENT EVENTS (continued)

c)	On March 2, 2017, the Company issued 9,829,130 units at $1.65 per unit for total proceeds of $16,218,065.

Each unit is comprised of one common share and one-half of one share purchase warrant. Each warrant is exercisable until September 2, 2018 at an exercise price of $2.35 per share. The share purchase warrants are subject to an acceleration provision that allows the Company to give notice of an earlier expiry date if the Company's daily volume weighted average share price on the Canadian Securities Exchange (or such other stock exchange the Company may be trading on) is greater than $3.75 for ten consecutive trading days.

As compensation, the underwriters received a commission of 7% of the gross proceeds raised which was paid partly in cash and partly through the issuance of 281,818 units having the same terms as the units issued to purchasers. The Company also issued to the underwriters a total of 688,039 underwriters’ warrants. Each underwriters’ warrant is exercisable at a price of $1.65 per share until September 2, 2018.

d)	On March 2, 2017, the Company granted 1,250,000 stock options to directors, officers, and consultants of the Company. The stock options are exercisable for a term of five years at $1.75 per share.

e)	On March 24, 2017, the Company completed the final commitment by paying $2,000,000 to acquire 33.33% of AB Labs.

f)

On May 24, 2017, the Company issued 18,525,000 units at $1.35 per unit for total proceeds of $25,008,750. Each unit is comprised of one common share and one-half of one common share purchase warrant exercisable until November 24, 2018 at an exercise price of $1.75 per share.

In addition, the Company also issued 1,000,000 common shares to a consultant for consulting services.